UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FS INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

302635 107

(CUSIP Number of Class of Securities)

Michael C. Forman

Chief Executive Officer

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, Pennsylvania 19104

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James A. Lebovitz

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$250,000,000	$32,200

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of shares of common stock, par value $0.001 per share, of FS Investment Corporation.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2014, equals $128.80 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,200	Filing Party: FS Investment Corporation
Form or Registration No.: 005-85264	Date Filed: April 16, 2014

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by FS Investment Corporation, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 16, 2014 and amended by Amendment No. 1 on April 16, 2014, Amendment No. 2 on April 30, 2014, Amendment No. 3 on May 9, 2014, Amendment No. 4 on May 12, 2014, Amendment No. 5 on May 15, 2014 and Amendment No. 6 on May 21, 2014 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $250,000,000 in value of the Company’s shares of common stock, par value $0.001 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $11.00 or less than $10.35 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 7 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 7 by reference.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 23, 2014, the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

ITEM 12.	EXHBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit list:

(d)(2)	Distribution Reinvestment Plan, effective as of June 2, 2014 (previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed May 23, 2014 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS INVESTMENT CORPORATION

Dated: May 23, 2014	By:	/S/ MICHAEL C. FORMAN
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated April 16, 2014.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 16, 2014.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 16, 2014.

(a)(1)(F)*	Notice of Withdrawal of Tender for Individual Investors (other than DTC Participants).

(a)(1)(G)*	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.

(a)(1)(H)*	Summary Advertisement, dated April 16, 2014.

(a)(5)(A)*	Press release issued April 16, 2014.

(a)(5)(B)*	Email to Financial Advisors, dated April 16, 2014.

(a)(5)(C)	Press release issued May 15, 2014 (previously furnished as Exhibit 99.1 to the Current Report on Form 8-K filed May 15, 2014 and incorporated herein by reference).

(a)(5)(D)	First Quarter 2014 Financial Information Presentation (previously furnished as Exhibit 99.2 to the Current Report on Form 8-K filed May 15, 2014 and incorporated herein by reference).

(b)(1)	Senior Secured Revolving Credit Agreement, dated April 3, 2014, by and among FS Investment Corporation, as Borrower, ING Capital LLC, as administrative agent, and the lenders party thereto (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed April 4, 2014 and incorporated herein by reference).

(d)(1)*	Form of Lock-up Agreement.

(d)(2)	Distribution Reinvestment Plan, effective as of June 2, 2014 (previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed May 23, 2014 and incorporated herein by reference).

*	Previously filed